Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MovoCash, Inc.
530 Lytton Ave. 2nd Floor
Palo Alto, CA 94301
https://movo.cash/

Up to $1,069,993.33 in Common Stock at $5.21
Minimum Target Amount: $9,997.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MovoCash, Inc.
Address: 530 Lytton Ave. 2nd Floor, Palo Alto, CA 94301
State of Incorporation: DE
Date Incorporated: June 20, 2014

Terms:

Equity

Offering Minimum: $9,997.99 | 1,919 shares of Common Stock
Offering Maximum: $1,069,993.33 | 205,373 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.21
Minimum Investment Amount (per investor): $250.08

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time Based

• Friends and Family – First 3 days (72 hours) | 10% bonus shares

• Super Early Bird – Days 4 and 5 | 8% bonus shares

• Early Bird Bonus – Days 6 and 7 | 6% bonus shares

Amount Based

• Tier 1 perk $1,000+ : (4% bonus shares and zero MOVO user fees for all of 2021)

- Tier 2 perk $5,000+ : (6% bonus shares and zero MOVO user fees for all of 2021)
- Tier 3 perk $10,000+ : (8% bonus shares and zero MOVO user fees for all of 2021)
- Tier 4 perk $25,000+ : (10% bonus shares and zero MOVO user fees for all of 2021)
- Tier 5 perk $50,000+ : (12% bonus shares and zero MOVO user fees for all of 2021)

The 10% StartEngine Owners' Bonus

MovoCash, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $5.21 per share, you will receive and own 110 shares for $521. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is ends.

The Company and its Business

Company Overview

MovoCash, Inc. is a California-based financial technology (FinTech) company that offers "ON-DEMAND Mobile Banking" with "End-to-End CONTACTLESS Payments", all in a single app called MOVO®. MOVO was "purpose-built" from the ground up to be inclusive and to empower customers to instantly and securely conduct most banking and payment functions, in a branchless environment.

And, to receive, save, send and spend money (digital cash) right from a mobile phone, even without a traditional bank account, all within an "End-to-End Contactless Environment".

MOVO offers a unique, patented, "digital cash" technology to support its P2P2P® (Peer to Peer and Peer to POS/Merchant) processing. It also offers fraud protection technologies including its ultra-secure, tokenized CASH Cards. P2B and B2B (Peer to Business and Business to Business) support are on our product roadmap.

MOVO has 4 issued (granted) patents (two entitled "Payment System Ecosystem", one entitled "Financial Services Ecosystem" and one, "Blockchain Payment System"), the first 2 in the US, next in Canada, and last one in the European Union. 11 others are pending with several late-stage pending in China, India, Hong Kong, and Europe. This overall ecosystem forms the core "digital cash" technology to support MOVO's various solutions, including its real-time settlement and security features.

MOVO's ecosystem is both a "Digital Cash Network" and a "Processor Technology" that supports its 7 core solutions (one is in Pre-Launch, one is in Beta, and one on the future product roadmap).

One of those products, CASH Cards, provides ultra-secure, single and multi-use digital debit cards (digital tokens limited to the payment amount) which protect a user's primary bank information, including balances. Bottom-line, MOVO users get full control of who gets access to their digital cash and how much.

MOVO's underlying banking services are provided by Coastal Community Bank, a member of FDIC, which makes MOVO's accounts also FDIC insured.

The MOVO® Digital Debit Mastercard® is issued by Coastal Community Bank, pursuant to license by Mastercard International.

Competitors and Industry

MOVO® Tagline – On-Demand Mobile Banking with End-to-End Contactless Payments.

The general industry the Company is in is referred to as the mobile banking (aka digital banking and Neobanks) and digital payments, plus the Bitcoin and other cryptocurrencies conversion to USD/Fiat industry.

The current dominant players are Chime.com and Revolut.com for digital banking (no branch locations), Sofi as an online personal finance company and PayPal, Venmo, Zelle for digital payments, and BitPay and Coinbase in Bitcoin conversion (buy and exchange). Chime.com is valued at $14.5 billion. The digital banking market in 2019 was approximately $8 trillion.

There are no direct or indirect competitors that we know of that are similar in size/development and have similar, end-to-end, self-contained capabilities and a patented ecosystem to support their solution/feature combinations as our company. In the general "digital assets" category, the closest is likely BAKKT.com, a digital wallet app to track, spend & send digital assets like cryptocurrency, loyalty & reward points or convert them to cash. Competitors sometimes call themselves digital wallets and/or Bitcoin or crypto wallets. MOVO is sometimes referred to as a digital cash "wallet". New companies and capabilities are being added regularly.

The large indirect competitors are those listed as the dominant players above. But, these companies may also be candidates to license MOVO's patented technology.

MOVO's successfully completed a multi-year Release #1 launch via a Prepaid Card last year that to date has pumped over $1.5B through MOVO's P2P2P® patented HyperBIN ecosystem, over 1.1M accounts opened to date, had over $400M in user deposits, and earned over $7M in revenue to date.

This first major release provided great lessons as a Prepaid Card and insights that MOVO has applied in its latest release, referred to as providing On-Demand Mobile Banking (or ODMB) with End-to-End Contactless Payments. MOVO's revenue model was validated in our minds as well.

We believe MOVO® is unique in many ways, and our many patents prove that. In our opinion there are also clear and unmet consumer and business needs that MOVO addresses in the massive on-demand mobile banking and end-to-end contactless payments industries, including real-time settlement, instant issuance, unparalleled safety & security, convenience, transportability, low fees, interoperability, and inclusiveness. All with contactless (no human or machine contact) options and on a issued-patented architecture.

Current Stage and Roadmap

MOVO® ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments is comprised of 7 key products (see below). The first 4 below are operational today and available in the MOVO app. MOVO Chain is in Pre-Launch, MOdallion is in Beta testing and MOVO Biz is on the future product roadmap and still in design, but uses much of the existing technology. Note - MOVO's first release was primarily a Prepaid Card for making payments.

MOVO Cash ("MOVO") - Our patented "Digital Cash" Network (called HyperBIN®) uses payment tokens to deliver real-time bank accounts, debit cards, issuance, activation, secure and settled banking, merchant payment, tiered account structure, and P2P transactions, all FDIC insured and ON-DEMAND within an end-to-end CONTACTLESS eco-system redeemable at 45 million merchants and over one million ATM's worldwide.

MOVO Pay - MOVO's P2P ("Send" via Peer to Peer) and P2Pos ("Spend" via Peer to Pos devices at a merchant) solution for instant and secure payments, with real-time settlement. Send to anyone instantly with a cell number or email address.

MOVO CASH Cards – Our Digital Cash Sub-Account Platform which enables ON-DEMAND minting of customizable, ultra-secure, single and multi-use Payment Tokens, delivering complete control of who gets access to your money and how much, through MOVO's primary and secondary accounts structure.

MOVO Digital Banking - Real-time, "on the fly" solution to the generation of direct deposit account information complete with ABA routing and account numbers with checking, deposit/withdrawal, billpay, savings, plus 16-digit debit and prepaid card issuance capabilities, statements, ledgers, and more. Most popular banking featrues are provided and others are being added in the future (e.g., credit cards and Interest bearing savings accounts).

MOVO Chain® (in Pre-Launch) - A Crypto2Cash-P2P interoperability solution that upends crypto send and spend by using a patent pending blockchain solution to quickly convert stored value held in crypto, back into fiat (USD) currency in the form of P2P digital cash tokens.

MOdallion® (in Beta) - A blockchain processing technology that serves as a proxy to store value based on any currency and denomination for domestic and international remittance.

MOVO Biz (on the product roadmap) - Our "Future" Business Accounts (P2B, B2B) will unleash the power of MOVO®'s "Digital Cash Network" thus eliminating the friction, delays and costs to merchants and their customers

The Team

Officers and Directors

Name: Eric Solis

Eric Solis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman & CEO, Founder
  Dates of Service: June 24, 2014 - Present
  Responsibilities: Based on his many years of financial services and FinTech experience, Eric is MOVO's visionary leader, chief innovator, consummate idea man with outstanding communication and execution skills. In his role, Eric oversees every aspect of the company ranging from day-to-day operations to long-term projects. For his role, Eric is compensated with a yearly salary of $252,000.

Other business experience in the past three years:

- **Employer:** Windland, Inc.
  Title: Director
  Dates of Service: April 22, 2019 - September 10, 2019
  Responsibilities: Provide direction to the CEO

Name: Earl Morley

Earl Morley's current primary role is with Retired. Earl Morley currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director

Dates of Service: January 01, 2016 - Present
Responsibilities: In his role as a Board Director, Earl advises the Company on major decisions. He plays a vital role in the direction of the Company. He holds key decision-making power for the Company. Earl receives an option to purchase 10,000 shares.

Name: Diane Link-Morley

Diane Link-Morley's current primary role is with None. Diane Link-Morley currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: In her role as a Board Director, Diane advises the Company on many major decisions. She plays a vital role in the direction of the Company. She holds key decision-making power for the Company. Diane receives an option to purchase 10,000 shares.

Name: Grant Van Cleve

Grant Van Cleve's current primary role is with Hanger 75 Ventures LLC. Grant Van Cleve currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Grant sits on the Board of Directors for the Company. He holds key decision-making power for the Company. As compensation, Grant receives an option to purchase 10,000 shares.

Other business experience in the past three years:

- **Employer:** Hanger 75 Ventures LLC
  Title: Managing Director
  Dates of Service: January 10, 2020 - Present
  Responsibilities: Co-management of portfolio, fundraising, external representation, deal vetting

Other business experience in the past three years:

- **Employer:** Tech Coast Angels
  Title: Chairman Emeritus

Dates of Service: January 10, 2020 - Present
Responsibilities: Deal sourcing, deal vetting, public relations, strategy, membership

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock with voting proxy offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock with voting proxy purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an

offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial technology (FinTech) industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock with voting proxy in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common

Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
MOVO Chain is in Pre-Launch and when it will be operational is not yet defined. MOdallion is in Beta and when it will be operational is not yet defined. MOVO BIZ is a future product on our roadmap and when it will be operational is not yet defined. It is possible that all of these products may never be operational or that the products may never be used profitably to engage in transactions. It is unclear that the failure of these products will result in a significant change in the business model upon the Company and whether or not it will make a material difference in the Company's upside or negatively impact the interests of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in the Company's management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established, well-funded companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. Even with our patents, and past performance, there can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a multi-year history, thousands of customers, and past revenue of $7M from its MOVO Cash product, release #1, a Prepaid Card. But, it has no history, no customers, and no revenue from MOVO Chain, MOdallion, and MOVO Biz, its other three products in the pipeline. If you are investing in this company, it's because you

think that most or all of its solutions are a good idea, that the team will be able to successfully market, and sell this solution set, that the Company can price them right and sell them to enough people so that the Company will succeed. Further, we may never turn a profit and there is no assurance that we will ever be profitable with these products.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 4 granted (issued) patents and 11 pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
The Company's intellectual property includes provisional patent(s). Plus, trademarks, copyrights, internet domain names, and trade secrets that may not be fully registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete and protect its differentiation in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling our products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including technical subcontractors (local and remote), service partners (e.g., processors, SaaS providers, software companies, ...), support, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers and thieves who may access and misuse the data of our users, partners and investors and the issuer companies that utilize our platform (e.g., money laundering). Further, any significant disruption in service on MOVO or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors, users, and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on MOVO could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin and other cryptocurrencies may also cause the price of the Tokens and other blockchain assets to fluctuate.

Competing with other companies in the financial technology (FinTech) industry
The Company has released a major new version of its software (called On-Demand Mobile Banking with End-to-End Contactless Payments, ODMB for short) and such new releases are subject to instability and even uncertainty as to user acceptance. While there are others in our mobile banking, digital payments, and Bitcoin conversion industries, there is no guarantee we will be able to match or surpass them in their success and acceptance.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 4 granted (issued) patents and 11 pending patents, plus a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Not all of our products may be successful
If you are investing in this Company, it’s because you think that MOVO’s products are a good idea, that the management team will be able to successfully market, sell and support its product set, that we can price them right and sell them to enough people so that the Company will succeed. Although, we may never turn a profit and there is no assurance that we will ever be profitable with our products. Or, that the company may decide some products, but not all, are going to be offered and/or promoted, based on customer reactions, consumer trends, margins, and marketing success.

The Company is vulnerable to hacker attacks to its security, integrity, operations, and other cyber-attack targets
MOVO may be vulnerable to attacks on its security, integrity or operation, including attacks using computing power sufficient to overwhelm the normal operation of MOVO’s blockchain or other underlying technology. Some of MOVO’s transactions

will be deemed to be made when recorded on our private HYPERBIN Blockchain ledger, which is not necessarily the date or time that a transaction may have been initiated. Investing in MOVO requires some knowledge of blockchain & cryptocurrency markets. MOVO may change or otherwise cease to operate as expected due to changes made to its underlying technology, or changes resulting from an attack. MOVO Coin may be canceled, lost or double spent, or otherwise lose all or most of its value, due to forks, rollbacks, attacks, or failures to operate as intended. The nature of Blockchain means that any technological difficulties experienced by MOVO may prevent users from accessing the system and their accounts.

The Company's products support blockchain technologies and they include risks
Blockchain technologies can be extremely risky. Investing in nascent technologies like MOVO may not generally be appropriate, particularly with funds drawn from retirement savings, student loans, mortgages, emergency funds, or funds set aside for other purposes. Investing in MOVO can lead to large and immediate financial losses. The volatility and unpredictability of the price of our shares relative to publicly traded companies may result in significant loss over a short period of time. Your investment in MOVO will be irreversible, and, accordingly, losses will not be recoverable. The nature of MOVO technology may lead to an increased risk of fraud or cyber-attack. In addition to normal market risks, you may experience losses due to one or more of the following: system failures, hardware failures, software failures, network connectivity disruptions, and data corruption. Several federal agencies have also published advisory documents surrounding the risks of investing in Blockchain & Cryptocurrencies. For more information see, the CFPB's Consumer Advisory, the CFTC's Customer Advisory, the SEC's Investor Alert, and FINRA's Investor Alert.

The Company's products support cryptocurrencies and they include risks
MOVO Chain and MOdallion - MOdallion is a digital representation of value that functions as a medium of exchange, a unit of account, or a store of value, but it does not have legal tender status. MOVO Chain is primarily used to convert cryptocurrencies (including MOdallion) into U.S. dollars, but they are not generally backed or supported by any government or central bank. Their value is completely derived by market forces of supply and demand, and they are more volatile than traditional currencies. The value of cryptocurrency may be derived from the continued willingness of market participants to exchange fiat currency for cryptocurrency, which may result in the potential for permanent and total loss of value of a particular cryptocurrency should the market for that cryptocurrency disappear. MOdallion & other Cryptocurrencies are not covered by either FDIC or SIPC insurance. Legislative and regulatory changes or actions at the state, federal, or international level may adversely affect the use, transfer, exchange, and value of cryptocurrency. Converting cryptocurrencies to fiat using MOVO Chain comes with a number of risks, including volatile market price swings or flash crashes, market manipulation, and cybersecurity risks. In addition, cryptocurrency markets and exchanges are not regulated with the same controls or customer protections available in equity, option, futures, or foreign exchange investing. There is no assurance that BitPay (our conversion partner) or another company who accepts a cryptocurrency as payment today will continue to do so in the future. Investors should conduct adequate research into the sustainability of

each individual company, including its platform, before investing in MOVO. The features, functions, characteristics, operation, used and other properties of MOVO may be complex, technical, or difficult to understand or evaluate. Several federal agencies have also published advisory documents surrounding the risks of investing in Blockchain & Cryptocurrencies. For more information see, the CFPB's Consumer Advisory, the CFTC's Customer Advisory, the SEC's Investor Alert, and FINRA's Investor Alert.

The FinTech Industry is Heavily Regulated and Constantly Changing.
The fintech industry is exposed to regulatory requirements that are constantly changing with the landscape of the market. Evolving and complex regulations exist to protect consumers. These regulations are subject to change potentially impacting the products and services provided by the Company.

There are increased legal and regulatory risks in the FinTech industry.
The legal and regulatory risks may be greater in the online banking, payments, and general fintech industries. The fintech industry is evolving in unpredictable ways. The existing regulations and legislation may need to adapt to match the pace of the fintech industry. This may result in higher exposure to unknown risks including challenges to future fundraising, if necessary.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bighorn Ventures LLC.	500,000	Common Stock	15.89
Bighorn Ventures LLC.	4,047,501	Preferred Stock	15.89

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Common Stock Warrants, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 205,373 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 14,170,626 outstanding.

Voting Rights

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the

CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Section 38. Right of First Refusal.

In addition to any other limitation on transfer created by applicable securities laws, these Bylaws or contract, to the extent that the restriction in Section 37 above is not applicable for any reason, no Security Holder shall assign or dispose of any interest in any Securities except in compliance with the provisions below and applicable securities laws.

(a) **Right of First Refusal.** Before any Securities held by a Stockholder may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Securities on the terms and conditions set forth herein (the "Right of First Refusal").

(b) **Notice of Proposed Transfer.** The Security Holder shall deliver to the Company a written notice (the "Notice") stating: (i) the Security Holder's bona fide intention to sell or otherwise transfer such Securities; (ii) the name of each proposed transferee ("Proposed Transferee"); (iii) the number of Securities to be transferred to each Proposed Transferee; and (iv) the terms and conditions of each proposed sale or transfer. The Security Holder shall offer the Securities at the same price (the "Offered Price") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

(c) **Exercise of Right of First Refusal.** At any time within thirty (30) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Security Holder, elect to purchase all, but not less than all, of the Securities proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (d) below.

(d) **Purchase Price.** The purchase price ("Purchase Price") for the Securities purchased by the Company or its assignee(s) under this Section 38 shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the corporation in good faith.

(e) **Payment.** Payment of the Purchase Price shall be made, at the option of the Company or its assignee(s), in cash (by check or wire transfer), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within thirty (30) days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(f) **Security Holder's Right to Transfer.** If all of the Securities proposed in the Notice to be transferred to the Proposed Transferee(s) are not purchased by the Company and/or its assignee(s) as provided herein, then the Security Holder may sell or otherwise transfer such Securities to the Proposed Transferee(s) described in the Notice at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within sixty (60) days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws. If the Securities described in the Notice are not transferred to the Proposed Transferee(s) within such period, or if the Security Holder proposed to change the price or other terms to make them more favorable to the Proposed Transferee(s), a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the right of first refusal provided herein before any Securities held by the Security Holders may be sold or otherwise transferred. The terms of this subsection (f) may be waived by the Company or its assignee(s) in their sole discretion.

(g) **Exception for Certain Transfers.** Anything to the contrary contained herein notwithstanding, the following transfers shall be exempt from the Right of First Refusal:

(i) the transfer of any or all of the Securities during Security Holder's lifetime or on Security Holder's death by gift, will or intestacy to Security Holder's Immediate Family or a trust for the benefit of Security Holder or Security Holder's Immediate Family;

(ii) the transfer by an entity Security Holder to an affiliated person or entity, including an affiliated venture capital fund; and

(iii) the transfer by a Security Holder which is a limited or general partnership to any or all of its partners or former partners or a transfer by a Security Holder which is a limited liability company to any or all of its members or former members.

(h) In the case of any transfer effected in accordance with subsections (f) or (g) above, the transferee, assignee or other recipient shall receive and hold the Securities subject to the provisions of this Section 38 and there shall be no further transfer of such Securities except in accordance with this Section 38.

Preferred Stock

The amount of security authorized is 14,800,000 with a total of 13,689,673 outstanding.

Voting Rights

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Material Rights

Section 38. Right of First Refusal.

In addition to any other limitation on transfer created by applicable securities laws, these Bylaws or contract, to the extent that the restriction in Section 37 above is not applicable for any reason, no Security Holder shall assign or dispose of any interest in any Securities except in compliance with the provisions below and applicable securities laws.

(a) **Right of First Refusal.** Before any Securities held by a Stockholder may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Securities on the terms and conditions set forth herein (the "Right of First Refusal").

(b) **Notice of Proposed Transfer.** The Security Holder shall deliver to the Company a written notice (the "Notice") stating: (i) the Security Holder's bona fide intention to sell or otherwise transfer such Securities; (ii) the name of each proposed transferee ("Proposed Transferee"); (iii) the number of Securities to be transferred to each Proposed Transferee; and (iv) the terms and conditions of each proposed sale or transfer. The Security Holder shall offer the Securities at the same price (the "Offered Price") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

(c) **Exercise of Right of First Refusal.** At any time within thirty (30) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Security Holder, elect to purchase all, but not less than all, of the Securities proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (d) below.

(d) **Purchase Price.** The purchase price ("Purchase Price") for the Securities purchased by the Company or its assignee(s) under this Section 38 shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the corporation in good faith.

(e) **Payment.** Payment of the Purchase Price shall be made, at the option of the Company or its assignee(s), in cash (by check or wire transfer), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within thirty (30) days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(f) **Security Holder's Right to Transfer.** If all of the Securities proposed in the Notice to be transferred to the Proposed Transferee(s) are not purchased by the Company and/or its assignee(s) as provided herein, then the Security Holder may sell or otherwise transfer such Securities to the Proposed Transferee(s) described in the Notice at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within sixty (60) days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws. If the Securities described in the Notice are not transferred to the Proposed Transferee(s) within such period, or if the Security Holder proposed to change the price or other terms to make them more favorable to the Proposed Transferee(s), a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the right of first refusal provided herein before any Securities held by the Security Holders may be sold or otherwise transferred. The terms of this subsection (f) may be waived by the Company or its assignee(s) in their sole discretion.

(g) **Exception for Certain Transfers.** Anything to the contrary contained herein notwithstanding, the following transfers shall be exempt from the Right of First Refusal:

(i) the transfer of any or all of the Securities during Security Holder's lifetime or on Security Holder's death by gift, will or intestacy to Security Holder's Immediate Family or a trust for the benefit of Security Holder or Security Holder's Immediate Family;

(ii) the transfer by an entity Security Holder to an affiliated person or entity, including an affiliated venture capital fund; and

(iii) the transfer by a Security Holder which is a limited or general partnership to any or all of its partners or former partners or a transfer by a Security Holder which is a limited liability company to any or all of its members or former members.

(h) In the case of any transfer effected in accordance with subsections (f) or (g) above, the transferee, assignee or other recipient shall receive and hold the Securities subject to the provisions of this Section 38 and there shall be no further transfer of such Securities except in accordance with this Section 38.

Common Stock Warrants

The amount of security authorized is 955,000 with a total of 955,000 outstanding.

Voting Rights

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Material Rights

Section 38. Right of First Refusal.

In addition to any other limitation on transfer created by applicable securities laws, these Bylaws or contract, to the extent that the restriction in Section 37 above is not applicable for any reason, no Security Holder shall assign or dispose of any interest in any Securities except in compliance with the provisions below and applicable securities laws.

(a) **Right of First Refusal.** Before any Securities held by a Stockholder may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Securities on the terms and conditions set forth herein (the "Right of First Refusal").

(b) **Notice of Proposed Transfer.** The Security Holder shall deliver to the Company a written notice (the "Notice") stating: (i) the Security Holder's bona fide intention to sell or otherwise transfer such Securities; (ii) the name of each proposed transferee ("Proposed Transferee"); (iii) the number of Securities to be transferred to each Proposed Transferee; and (iv) the terms and conditions of each proposed sale or transfer. The Security Holder shall offer the Securities at the same price (the "Offered Price") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

(c) **Exercise of Right of First Refusal.** At any time within thirty (30) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Security Holder, elect to purchase all, but not less than all, of the Securities proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection (d) below.

(d) **Purchase Price.** The purchase price ("Purchase Price") for the Securities purchased by the Company or its assignee(s) under this Section 38 shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the corporation in good faith.

(e) **Payment.** Payment of the Purchase Price shall be made, at the option of the Company or its assignee(s), in cash (by check or wire transfer), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within thirty (30) days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(f) **Security Holder's Right to Transfer.** If all of the Securities proposed in the Notice to be transferred to the Proposed Transferee(s) are not purchased by the Company and/or its assignee(s) as provided herein, then the Security Holder may sell or otherwise transfer such Securities to the Proposed Transferee(s) described in the Notice at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within sixty (60) days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws. If the Securities described in the Notice are not transferred to the Proposed Transferee(s) within such period, or if the Security Holder proposed to change the price or other terms to make them more favorable to the Proposed Transferee(s), a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the right of first refusal provided herein before any Securities held by the Security Holders may be sold or otherwise transferred. The terms of this subsection (f) may be waived by the Company or its assignee(s) in their sole discretion.

(g) **Exception for Certain Transfers.** Anything to the contrary contained herein notwithstanding, the following transfers shall be exempt from the Right of First Refusal:

(i) the transfer of any or all of the Securities during Security Holder's lifetime or on Security Holder's death by gift, will or intestacy to Security Holder's Immediate Family or a trust for the benefit of Security Holder or Security Holder's Immediate Family;

(ii) the transfer by an entity Security Holder to an affiliated person or entity, including an affiliated venture capital fund; and

(iii) the transfer by a Security Holder which is a limited or general partnership to any or all of its partners or former partners or a transfer by a Security Holder which is a limited liability company to any or all of its members or former members.

(h) In the case of any transfer effected in accordance with subsections (f) or (g) above, the transferee, assignee or other recipient shall receive and hold the Securities subject to the provisions of this Section 38 and there shall be no further transfer of such Securities except in accordance with this Section 38.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,543,041.00
Maturity Date: February 15, 2023
Interest Rate: 3.0%
Discount Rate: 20.0%
Valuation Cap: $150,000,000.00
Conversion Trigger: $15,000,000.00

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Movocash, Inc. Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $240,000.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Research and Development
  Date: July 31, 2020
  Offering exemption relied upon: Reg D

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,679,233.00
  Number of Securities Sold: 9,352,547
  Use of proceeds: R&D, operations, product development and deployment, staff, expenses
  Date: March 29, 2019
  Offering exemption relied upon: Reg D

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,892,288.07
  Number of Securities Sold: 4,337,126
  Use of proceeds: Early product development and team building
  Date: July 21, 2016
  Offering exemption relied upon: Reg D

- **Type of security sold:** Debt
  Final amount sold: $1,543,041.00
  Use of proceeds: Product enhancements, testing, new release launch preparation, marketing, team building
  Date: March 11, 2021
  Offering exemption relied upon: Reg D

- **Name:** Common Stock Warrants
  Type of security sold: Equity
  Final amount sold: $90,400.00
  Number of Securities Sold: 955,000
  Use of proceeds: product development, team building
  Date: February 04, 2021
  Offering exemption relied upon: Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $5,557,915, which showed strong growth when compared to fiscal year 2019 revenue of $1,625,862. As a result of focusing on user growth which drove fee revenue to have 430% year over year growth. This was supplemented by the growth across all of the revenue streams resulting in a strong 2020.

Cost of Goods Sold

Cost of goods sold in 2020 was $3,213,563, an increase from costs of goods sold in fiscal year 2019 of $1,644,356. The increase was due to the larger volume of accounts and activity within the app.

Gross margins

2020 gross profit increased to $2,344,352 from a 2019 gross profit of -$18,494. This large change was due to the company's growing revenue. It out paced the company's fixed costs allowing the company to turn a gross profit in 2020.

Expenses

The Company's expenses consist of, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and licensing expense. There is a large decrease in the company's marketing expense from $648,253 in 2019 to $101,390 in 2020, we believe this was largely to the company's accelerated organic growth. The operating expenses were $2,676,513 in 2020 and $2,852,780 in 2019.

Historical results and cash flows:

Yes, MOVO's management feels that its business model has been proven. With growth capital from this process and others, the Company estimates the cash flow would be nearly identical to past results. Revenue and selling equity were key to past capital needs and will continue into the near future until MOVO reaches breakeven.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

MOVO shareholders have generally funded the company on an as-needed basis. The recent convertible note of nearly $1.5M, on a $150M cap, is an example of that ongoing support, with funding occurring up to and including mid-June of 2021. MovoCash also has had access to past incentive payments and signing bonuses from current partners. One such agreement with a public company will provide MOVO $750K in an incentive bonus going forward. There are currently no lines of credit, but they are possible (if needed) as MOVO has a significant patent portfolio with 4 issued and 11 pending patents.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical to the company's operations. We plan to use the funds from our raise to attempt to grow the company and move closer to our breakeven point.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No. MOVO is viable without the funds from this $1M offering. Assuming $1M is raised, the funds will make up less than 10% of the fund's invested into MOVO to date.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum on SE's Reg CF would help cover the expenses of this process. If the Company only raised $10,000, the Company could operate for approximately 3 to 4 months.

Our average monthly burn rate for 2020 is approximately $31,182 ($374,186/12).

How long will you be able to operate the company if you raise your maximum funding goal?

6 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, venture capital, strategic money, private equity, family office and additional signing bonuses are all sources of capital available to our company.

Indebtedness

- **Creditor:** Wells Fargo PPP1
  Amount Owed: $260,970.00
  Interest Rate: 1.0%
  Maturity Date: May 06, 2022
  This PPP1 loan is eligible for forgiveness.

- **Creditor:** Wells Fargo PPP2
  Amount Owed: $311,750.00
  Interest Rate: 1.0%
  Maturity Date: April 07, 2026
  This PPP2 loan is eligible for forgiveness.

- **Creditor:** Convertible Note Holders
  Amount Owed: $1,543,041.00
  Interest Rate: 3.0%
  Maturity Date: February 15, 2023
  Note terms say due 2/25/2022 but Company has right to extend for one year to 2/15/23

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $150,127,707.79

Valuation Details:

Our current convertible note raised nearly $1.5M this year with this valuation cap ($150M). Plus many FinTech companies with no issued patents and/or less functionality are valued in the multiple billions (Chime $14.5 B, Revolut $10B, Sofi $8.7B, BAKKT $2.1B,...). For perspective, MOVO® is being priced in this campaign at approximately 1/100 of the leader in the digital banking market (Chime.com) which raised money at a $15B valuation vs our offering at $150m (1% of $15B = $150m). In our opinion, we believe we had a very successful first release as a Prepaid Card that proved to us that our business and revenue models were working.

Since it started, MOVO has had over $1.5B in Velocity (throughput, dollar volume), over $7M in revenue ($5.5M in 2020), and over $400M in user deposits, and over 1.1M accounts opened. Plus, our 4 issued patents entitled "Payment System Ecosystem", "Financial Services Ecosystem" and "Blockchain Payment System" collectively provide MOVO an underlying technology that is differentiated and legally protectable. Plus, 11 pending patents also target our payment features and functionality. Plus, our all-in-one ON-DEMAND Mobile Banking app, with its End-to-End CONTACTLESS Payments, features provide the functionality of multiple other FinTech apps (e.g., banking, payments, crypto conversion), adding to MOVO's all-in-one value.

That includes a Crypto2Cash (C2C) conversion capability (MOVO Chain-in Pre-Launch) and a multi-currency remittance (MOdallion, in Beta) to support international remittance and a supporting processing solution. Plus, we have a major product roadmap that includes business accounts support (MOVO Biz) to augment our personal (individual) account features. This brings MOVO's many benefits to small business owners as well (those typically under $500K per year). Benefits to business owners include real-time settlement, greater security, cloud-based access via AWS and cell phone connections (no internet access or POS equipment needed), and lower costs than the brand names credit cards.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Capital to cover legal and fundraising expenses.

If we raise the over allotment amount of $1,069,993.33, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  33.0%
  Marketing and other promotional expenses. Plus PR support to get the word out on MOVO's new release, with a focus on social media marketing.

- *Research & Development*
  15.0%
  Research and development at MOVO will include technical and data analytical costs and early work on our roadmap product(s).

- *Company Employment*
  18.0%
  Employment here means our expenses for Business and Corporate Development and adding the needed team members to address these areas. We are a tech-heavy company but have many traditional areas to address.

- *Operations*
  10.0%
  Strategic planning and execution would be in this category, along with operational expenses like the Palm Desert, CA office, and general costs to run the business.

- *Working Capital*
  10.0%
  Working capital for legal and fundraising costs, plus money as needed for any advance expense or fee items.

- *Inventory*
  10.5%
  Inventory here is a Cost of Goods Sold (COGS) number to MOVO. For example, the MOVO plastic debit cards need to be "in inventory" when needed.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://movo.cash/ (www.movo.cash/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/movocash-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MovoCash, Inc.

[See attached]

MOVOCASH, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 24, 2021

To: Board of Directors, MOVOCASH, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of MOVOCASH, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

MOVOCASH, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 183,265	$ 46,542
Accounts receivable, net	1,903,456	212,783
Reserves	51,000	111,000
Other current assets	42,750,815	2,483,040
Total current assets	44,888,536	2,853,365
Fixed assets, net	14,226	25,377
Intangible assets, net	431,821	283,426
Total Assets	$ 45,334,583	$ 3,162,169
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,610,109	$ 700,628
Amounts due to customers	42,671,819	2,453,732
Other short-term liabilities	585,296	115,001
Total Current Liabilities	44,867,224	3,269,361
Branding liability	200,000	200,000
Long-term notes payable	476,767	19,000
PPP loan payable	260,970	0
Total Liabilities	45,804,961	3,488,361
SHAREHOLDERS' EQUITY		
Common Stock (30,000,000 shares authorized, 11,715,626 and 10,215,626 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	355,252	115,252
Series Seed Preferred (10,000,000 shares authorized, 5,682,500 and 5,655,979 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	1,790,659	1,800,659
Series A Preferred (10,000,000 shares authorized, 9,352,547 and 9,352,547 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	6,679,233	6,679,233
Retained deficit	(9,295,523)	(8,921,337)
Total Shareholders' Equity	(470,379)	(326,193)
Total Liabilities and Shareholders' Equity	$ 45,334,583	$ 3,162,169

MOVOCASH, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 5,557,915	$ 1,625,862
Less: cost of goods sold	3,213,563	1,644,356
Gross profit	2,344,352	(18,494)
Operating expenses		
Marketing	101,390	648,253
Customer acquisition	150,699	309,378
Software development	100,999	125,550
Other general and administrative	2,323,425	1,769,599
Total operating expenses	2,676,513	2,852,780
Net Operating Income (Loss)	(332,161)	(2,871,274)
Interest expense	30,874	3,000
Depreciation expense	11,151	5,511
Tax (provision) benefit	–	–
Net Income (Loss)	$ (374,186)	$ (2,879,785)

MOVOCASH, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Series Seed Preferred		Series A Preferred			Total Shareholders' Equity
	# Shares	$	# Shares	$	# Shares	$	Retained Deficit	
Balance as of January 1, 2019	**10,215,626**	**$ 115,252**	**5,709,021**	**$ 1,800,659**	**0**	**$ 0**	**$ (6,041,552)**	**$ (4,125,641)**
Conversion of notes payable					9,352,547	6,679,233		6,679,233
Net Income (Loss)							(2,879,785)	(2,879,785)
Balance as of December 31, 2019	**10,215,626**	**$ 115,252**	**5,709,021**	**$ 1,800,659**	**9,352,547**	**6,679,233**	**$ (8,921,337)**	**$ (326,193)**
Share issuance	1,500,000	240,000						240,000
Investor buy-out			(26,521)	(10,000)				(10,000)
Net Income (Loss)							(374,186)	(374,186)
Balance as of December 31, 2020	**11,715,626**	**$ 355,252**	**5,682,500**	**$ 1,790,659**	**9,352,547**	**$ 6,679,233**	**$ (9,295,523)**	**$ (470,379)**

MOVOCASH, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (374,186)	$ (2,879,785)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	11,151	3,000
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(1,690,673)	(191,193)
(Increase) Decrease in reserves	60,000	(30,000)
(Increase) Decrease in other current assets	(40,267,775)	731,121
Increase (Decrease) in current liabilities	41,597,863	(613,629)
Net cash used in operating activities	(663,620)	(2,980,486)
Investing Activities		
Purchase of fixed assets	–	(32,877)
Costs of intangible assets	(148,394)	(159,116)
Net cash used in operating activities	(148,394)	(191,993)
Financing Activities		
Proceeds from share issuances	240,000	–
Cash used to buy-out investor	(10,000)	–
Proceeds from PPP loan payable	260,970	–
Proceeds from all other financing activities	457,767	119,644
Net change in cash from financing activities	948,737	119,644
Net change in cash and cash equivalents	136,723	(3,052,835)
Cash and cash equivalents at beginning of period	46,542	3,099,377
Cash and cash equivalents at end of period	$ 183,265	$ 46,542

NOTE 1 – NATURE OF OPERATIONS

MOVOCASH, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation originally formed as Snapcash, Inc. under the laws of Delaware on June 20, 2014. On July 7, 2014, the Company changed its name to Movocash, Inc. The Company develops an online platform for processing mobile payments.

Since inception, the Company has been in a development and early revenue stage and has relied on issuing securities, loans and revenue from interchange fees to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $183,265 and $46,542 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had net fixed assets of $14,226 and $25,377, respectively.

The Company maintained intangible assets relating to the software platform, trademarks, and other intellectual property of $431,821 and $283,426, as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through providing financial services and earning interchange fees.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Other Current Assets
The Company maintains customer assets stored on its platform. The Company records those customer amounts as an other current asset as well as a current liability.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2020, the Company's primary obligations relate to convertible loans made that bear 3 percent interest. Additionally the Company received $260,970 of loans backed by the US Small Business

Adminstration under the Paycheck Protection Program. The loans are fully forgivable if the Company meets certain conditions. The Company fully expects to meet these conditions.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 30,000,000 shares, 10,000,000 shares, and 4,800,000 shares of common, Series A preferred and Series Seed preferred stock, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through May 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

MOVO®

ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments


LET'S MOVO!
WELCOME TO MOVO®
End-to-End CONTACTLESS Payments

Website | Palo Alto, CA | MOBILE

$0.00 raised

0 Investors	**$150M** Valuation
$5.21 Price per Share	**$250.08** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

MOVO® is ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments, all in one app. It is purpose-built to empower customers to instantly and securely deposit, mint, pay, receive, save, send, spend money and convert crypto to USD from their mobile phone, in real time, every time. Grounded by its cutting-edge, patented technology, a self-contained ecosystem (called HyperBIN®), MOVO delivers a comprehensive set of "digital cash" financial solutions ON-DEMAND, all in a CONTACTLESS environment. We have raised nearly $1.5M on a convertible note, with a $150M cap.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- CEO & Founder, Eric Solis is a Fintech entrepreneur with more than 20 years of experience. Fortune Magazine called him an all-star and a top inventor. His product MOVO, got top ratings from the industry. Eric has courage, passion, perseverance, and views inclusion as a key attribute.
- MOVO holds 4 issued patents with 11 additional pending patents that define and protect its "first-of-its-kind" financial ecosystem technology (called HyperBIN®) upon which 7 integrated banking, payments, and blockchain solutions have been built. Four are deployed today.
- We believe MOVO's performance to date and top rankings from Money Under 30, NerdWallet, Credit Karma, and others demonstrate that MOVO can compete and differentiate itself in an industry with trillions in payments and tens of billions in revenue up for grabs.


$420,842,116
To-Date in User Deposits
$1,599,205,650
To-Date in Velocity
($ in and out of accounts)
$7,183,777
To-Date in Revenue &
242% Growth 2020 over 2019
1,122,667
Accounts opened To-Date

OUR VISION

MOVO® is a radical innovation that creates an entirely new and patented ecosystem for the banking, payments and blockchain industries. MOVO's ultimate future goal as a company is to provide quality financial solutions to anyone, anywhere, anytime and in any currency, ON-DEMAND and all in a CONTACTLESS environment. Our solutions are tailored to be inclusive and provide all-in-one convenience in a single mobile app.


Accounts
Primary Account
MOVO Card *5678
Available Balance
$327.60 USD
TAYLOR TOKEN
MOVO
DIGITAL CASH
1234 5678 1234 5678
VALID THRU
11/22
CVC 123
debit
DEPOSIT
Digital Cash Right from Your Phone.

THE PROBLEM

Legacy Banking Standards Not Designed for the Digital Banking Era

Traditional banking can be **slow, risky,** and filled with **hidden fees**. The rise in digital financial services options has been accompanied by a corresponding surge in fraud targeting banks, neobanks, payments providers, fintech companies and all types of financial activities taking place in online and mobile channels. To securely enable a more digital ecosystem while preventing fraud, we believe the financial sector needs new standards designed specifically for digital cash and digital payments.

When you send and spend, settlement delays can take 1-3 days using the most popular current financial payments systems and apps


FRAUD





Exposing your 16-digit card numbers too often has huge underlying risks







The payment card was created in 1950 and much of the same technology is still being used today. Meanwhile, the entire financial services ecosystem is attempting to keep up with the dramatic growth in demand for digital services and at the same time struggling to stop the surge in fraud.

We believe physical cash and physical contact are out, especially in a post COVID-19 world

Consumers have turned to digital payment methods such as mobile wallets and contactless cards for in-store purchases, and there's no turning back. Since the outbreak of the pandemic, data shows, one in every five consumers made a contactless payment with 57% continuing to use after.





Got Crypto? Need it to be Spendable?

Bitcoin and other cryptocurrencies are great "stores of value". But can you pay your living expenses like your utility bills or use it to purchase a new iPhone with your crypto wallet?

We believe:



Crypto Currency has
no intrinsic value



Crypto Currency
creates friction
for a customer



Crypto Currency has
no physical form

THE SOLUTION

Meet MOVO® ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments

1. An advanced mobile technology platform

Our financial services delivery model is deployed and managed on MOVO's cloud computing infrastructure, facilitated by its fully patented HyperBIN® ecosystem. This platform manages the convergence of traditional banking and payment solutions with blockchain, Distributed Ledger Tech (DLT), cryptographic and AI technologies.

Together, this core ecosystem provides end-to-end secure, real-time settlement, anywhere, anytime, anyone (who is a MOVO registered and authenticated user), and any currency that MOVO converts to now and in the future. From registration, sign-up, approval, activation through deposit, send and spend, there is no human intervention required.

2. MOVO tokenizes payment card numbers "on the fly" right from your phone

This ultra-secure digital payment token behaves like digital cash and is redeemable at 45 million merchants and over 1 million ATM machines worldwide.



3. ON-DEMAND with End-to-End solutions offers faster access and greater control of your funds

Whether spending it like a traditional debit card at a merchant, sending a P2P payment, making a payment from a mobile wallet, converting it from cryptocurrency, or saving it in your bank account – MOVO delivers ON-DEMAND all under one centralized cloud-based, AWS platform via an app.

7 Products Solutions, One App, sets MOVO Apart from Others

MOVO's patented HyperBIN® ecosystem technology and solutions suite of services


HyperBIN®
MOVO CASH®
MOVO Chain®
CASH Cards®
MOdallion®
MOVO Pay®
Digital Banking
MOVO Biz

MOVO's patented HyperBIN® technology is compatible across the broader financial ecosystem landscape


CASH IN/OUT
Works with major P2P networks
COMPATIBLE
Works with all major wallets
HyperBIN®
MOVO CASH®
MOVO Chain®
CASH Cards®
MOdallion®
MOVO Pay®
Digital Banking
MOVO Biz
ACCESS
to over 25,000 banks
-Bank to Bank
-Fast Funds
-ACH
INTEGRATION
with all major networks
-Pin Networks
-ATM Networks

WHAT WE DO

ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments.

MOVO sees itself as reinventing mobile banking. Our cutting edge technology delivers unparalleled security and speed, giving customers the highest protection and control of their private digital cash, a fully End-to-End CONTACTLESS payment experience.

End-to-End means no human intervention from sign-up, to approval, issuance, delivery, activation, deposit, send and/or spend in-store, online or card-on-file.

MOVO is available for both iOS and Android. Download and join now.

By design, MOVO ON-DEMAND Mobile banking provides:

- Real-Time Settlement
- Instant Issuance of Digital Debit Mastercards
- Unparalleled Safety and Security
- Convenience
- Transportability
- Low Fees
- Both a primary & secondary account structure
- Interoperability
- Inclusiveness (i.e., no traditional bank account required)

All with end-to-end contactless payments, in one single app.



MOVO Cash® - A patented "digital cash" ecosystem (called HyperBIN®) tokenizes your cash on the fly and provides ON-DEMAND, secure, settled banking, and payments, all FDIC insured, and all in an end-to-end CONTACTLESS environment.

MOVO CASH Cards® – Ultra-secure, single-use and multi-use payment tokens protects your primary account & balances for use everywhere Mastercard is accepted.

MOVO Pay® - P2P2P® - Instant and secure payments with real-time settlement of funds for use right from the app. Send to anyone with a mobile number or email address.

MOVO Digital Banking - Generates direct deposit account information complete with ABA routing and account numbers with checking, deposit/withdrawal, billpay, savings, plus 16-digit debit and prepaid card issuance capabilities, statements, ledgers and more.

MOVO Chain® (in Pre-Launch) - A Crypto2Cash-P2P interoperability solution that upends crypto send and spend by using a patent pending blockchain solution to quickly convert stored value held in crypto, back into fiat (USD) currency in the form of P2P digital cash tokens.

MOdallion® (in Beta) - A blockchain processing technology that serves as a proxy to store value based on any currency and denomination for domestic and international remittance.

MOVO Biz (P2B, B2B) - Our "Future" Business Accounts will unleash the power of MOVO®'s "Digital Cash Network" thus eliminating the friction, delays and costs to merchants and their customers.



Ready to use digital MOVO Debit Card®
No activation fee. Start using it wherever Mastercard® is accepted (over 45 million merchants worldwide).

Digital CASH Card®
First of its kind. CASH Cards are engineered with a unique, tiered-account structure with options to put you in control and protects your "card on file" or any payment situation you want to better manage.



Protect your Card on File



Digital CASH cards offer an extra layer of security when you shop online or pay bills without compromising your MOVO Primary Account. CASH Cards are instantly created right from your phone and can be used just like a debit card for instant send and spend, where you "only send the payment amount", not the keys to your entire balance or credit limit.

MOVO Pay®
Peer to Peer payments in HyperBIN® and ON-DEMAND.



MOVO Pay® is a super fast private peer-to-peer payment that offers send, spend, receive all through a CONTACTLESS experience. Similar to other payment apps, except no more waiting for funds to arrive into your account. Plus, it removes the hassle requiring the transfer of these funds to another external bank account before you can use it.

MOVO delivers interoperability and cooperates with all popular payment apps across the financial ecosystem.

MOVO bridges online digital payments and offline real world payments. Transfer funds from PayPal, Venmo, Zelle or any other payment app to a MOVO Account™ for same day access and use of your funds. With MOVO you get both 16-digit card number(s), even routing and account numbers (for ACH) to allow you to interoperate pretty much anywhere in the broader financial ecosystem.


BFF's with all of your other apps
Pay with Apple Pay or Google Pay or transfer money to PayPal, Venmo, Apple and many more. No more toggling multiple apps to receive, save, send or spend.

Go CONTACTLESS for a Fast and Safe Checkout Experience.



With a digital MOVO Debit Mastercard, Tap & Pay feature makes it easy and convenient to pay at contactless capable merchant terminals.

MOVO Chain®*
Send & Spend Your Converted Crypto ON-DEMAND

Using a processing solution, MOVO Chain® converts your crypto currency, like Bitcoin, into USD that is deposited into a MOVO Account™. You can send it to your MOVO Account™, or it can be sent as digital cash to another person's MOVO Account™. If the receiver of these funds doesn't have a MOVO Account™, they simply sign up with MOVO to claim and access the funds. The result is like using a digital crypto ATM, Crypto IN and spendable digital cash OUT.

*Must have US residency, a Social Security Number or Tax ID number. MOVO Chain is currently in the Pre-Launch phase and not currently available on the market.

MOVO Chain®
Process and Convert Your Crypto into Cash for Same Day Use


Select your Crypto
Initate your BlockChain Process
Convert to Digital Cash

*MOVO Chain is currently in the Pre-Launch phase and not currently available on the market.

Traditional conversion services can often take 2-5 days to exchange. Our cross-functional peer-to-peer platform gives you the ability to send money and have it land in your MOVO Account™ for ON-DEMAND spend, for everyday living expenses with the MOVO Debit Mastercard, or other MOVO banking services like BillPay. Note - the time it takes to validate transactions on the distributed blockchain can vary. Once your crypto is in MOVO digital cash format, funds are available for instant use.

THE MARKET

The Mobile Banking Landscape

The combined velocity (dollar volume) of the Fintech market, which includes mobile banking and digital payments is in the "trillions" - and growing. And, combined revenue is in the tens of billions, hundreds of billions by 2025.

Bottom-line, the market size for MOVO is in the trillions. We believe this is an opportunity to own a piece of an up-and-coming Fintech company in a huge market.



Hold Near Reader

Digital Banking Growth

- Digital Banking Market Demand to Hit $12 Trillion by 2026; Global Market Insights, Inc.
- Digital Banking Platform expected to grow at CAGR of 6% through 2026.
- North America is the leading contributor to the global fintech market and is expected to reach USD 80.85 Bn by 2023.
- Global Fintech market predicted to grow to $305B by 2025, projected to grow at a compound rate of 20% over the forecasted period
- The total number of digital banking users is projected to exceed 3.6 billion by 2024, a 54% increase from 2020. This growth will be driven by the rise of digital-only banks and the ongoing focus on digital transformation by established bank brands. (Juniper Research)

Growth Meeting Consumer Demand

- Primary growth due to an evolving digital transformation, a demand for smart mobile devices and enhanced and customized digital banking services.
- In response, industries are implementing cloud adoption to quickly scale infrastructures and meet customer based needs of speed, real-time payments while at the same time delivering robust compliance and security standards. Another area contributing to growth is the sharp rise of contactless, expansion of retail-focused fintech companies and major fintech sector technologies such as AI, blockchain, cryptography, biometrics and identity management, to name a few -- all of which have been adopted and are in place at MOVO. (Source)
- Consumers, especially GenZ and Millennials are embracing P2P solutions beyond sending instantly to pay a friend, such as tracking spending safely or seeking convenient banking features that get smarter over time in order to protect their assets. These two groups overwhelmingly use apps for budget tracking, viewing monthly spend forecasts and tracking progress against. (Source)


MOVO

OUR TRACTION

Gaining Momentum

Here's how we've been doing:

- As a prepaid card, MOVO reached $1.6 million in 2019 revenue and over $5.5 million in 2020 revenue, growing 242%. That included over $400 million in user deposits, over $1.5B in Velocity, and the issuance of over 1.1million Accounts opened.
- In April 2021, MOVO launched MOVO ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments App.

MOVO's Revenue grew over 3X from 2019-2020


$5.4 MILLION
$1.6 MILLION
2019
2020

THE BUSINESS MODEL

We Make Money Just Like an Issuing Bank

MOVO makes money like any traditional bank. In addition, revenue comes from bonuses and rebates from partners, popular special features (e.g., CASH Cards), and licensing opportunities.

Our core revenue model is fee-based, and has a Gross Margin of 72% and EBIT of 40%, which MOVO believes was validated during our prior Prepaid launch, as:

- Scalable
- Proven
- Diversified

Here's a closer look:

REVENUE SOURCE	2019	2020	Growth (2020 vs. 2019)
Registrations	763,208	1,292,635	131%
Account Fees & Interchange	$1,412,845	$3,540,514	151%
CASH Cards	$94,353	$1,755,228	1760%
Other (P2P)	$118,664	$262,173	121%
Total Revenue	**$1,625,862**	**$5,557,915**	**242%**

HOW WE ARE DIFFERENT

We Are ON-DEMAND Mobile Banking.

MOVO's patented HyperBIN ecosystem is a self-contained, end-to-end technology that powers MOVO's Digital Cash Brand Network that MOVO "runs on". Customers can expect secure, real-time settlement, anywhere, anytime, for anyone (registered in MOVO), and in any currency MOVO currently supports. As a result of these innovations, MOVO fills a gap in the fintech space and bridges the best of payments, networks and financial institutions with a new fintech category (e.g., the one-stop-shop) that focuses on the security of their customer's money and the security of their information.


MOVO®
ON-DEMAND Mobile Banking
End-to-End CONTACTLESS Payments
Patented digital cash ecosystem & its real-time HyperBIN® tokens are the underlying architecture
Eric Solis, MOVO's FinTech Inventor & Visionary Leader, his hand-picked team, and his Behavioral & Organizational Manifesto that focuses on innovation, ethics, inclusion, and on-demand services

With MOVO ON-DEMAND MOBILE Banking with End-to-End CONTACTLESS Payments, customers will

- Have the option to never again have to touch paper money and plastic cards - no more in-person health risks
- Become a user without needing to have a traditional bank account
- No longer experience the friction, multi-day delays and high costs associated from using multiple types of "legacy" payment platforms.

	MOVO®	Others
Debit Card and Primary Bank Account	• Both card and account activated instantly at sign up • Plus your own ABA routing and accounts numbers • No min deposit to use or access • Traditional bank account not required	• No equivalent
MOVO Pay® with P2P2Pos	• MOVO Pay® is On-Demand for instant send and receive • Once funds are received into a MOVO Account, they can be used right from the App • Plus, funds sent to a non-MOVOian simply needs to join MOVO for claim/access to their funds right away	• 1-3 days to receive • Requires funds to be sent to a bank account for actual use (like to purchase items)
CASH Cards	• Ultra-secure single-use and multi-use, ledger-based payment tokens instantly created right from your MOVO Primary Account for specific payment needs • Just like a debit card, use online or at POS system • Protects your primary account & balances (e.g., card-on-file) • No extra password required	• No equivalent
Unlimited Direct Deposits	• No Fees	• It's not consistent
Same Day Access to Cash	• No delays or holds to your MOVO Pay®, CASH Cards, Crypto Conversion to all MOVOians	• Delays, holds, specially for large fund transfers
Crypto Conversion + Use	• Our own processing technology allows conversion of your Bitcoin and other cryptocurrencies usually within one hour into USD and your funds are transferred to your MOVO Account™ for same day use.	• Buy, trade, share
Interoperability	• Compatible with all payment apps including, Apple Pay, Google Pay, Samsung Pay, Zelle, PayPal, Venmo. Or, use to transfer funds to your MOVO Account.	• Need to download each app to use

THE VISION

MOVO ON-DEMAND Mobile Banking

As far back as 2014 - our goal has been to be an all-in-one solution for mobile banking - supplying fast, safe, easy-to-use, and inclusive financial services.

Based on the accomplishments below, we believe that MOVO will continue to prove itself in the Fintech market.

THIS IS BIG! MOVO has accomplished much already in 2021. Here's a list of "Major Deliverables" from our Q2/2021 launch. Yes, we've been busy, We hope you'll join us on this journey:

- **Launched ON-DEMAND Mobile Banking Platform** with enhanced KYC/CIP capabilities and improved UI & UX for both both iOS and Android Native Apps
- **Negotiated a New Issuing Bank Agreement** with Insured Network Deposit and a 42% Reduction in Bank Fees
- **Launch Mastercard Debit Card Brand:** Full Marketing and Launch Support - Received Signing Bonus, now paired with Visa
- **Transition to Neobank Banking Status:** Checking Accounts - BillPay, Savings Accounts - Debit & Credit Card Issuance
- **Add Massive Surcharge ATM Network:** 50,000 Locations - 18,000 Cardless ⇔ Larger Than Wells Fargo, BoA, Citibank Combined, 1M worldwide
- **Add to Patent Portfolio:** Adding New Provisional Patents - Expect Approval in Europe, China, India, Hong Kong.
- **Contract Mastercard Network and Gateway Services (MNGS):** Build a Proprietary Blockchain/Processing Technology - PaaS - 60% Reduction in Processing Transaction Costs
- **Relaunch MOVO Chain (Cryptocurrencies):** Microservices architecture complete -PaaS


9:41
LET'S MOVO!
M
MOVO®
ON-DEMAND
Mobile Banking
End-to-End CONTACTLESS Payments
SIGN IN
New User? Join Now!
BY USING THE MOVO APP™ AND CARD YOU AGREE WITH THE TERMS AND CONDITIONS OF THE MOVO® DIGITAL BANK ACCOUNT AND DEBIT MASTERCARD® AGREEMENT AND FEE SCHEDULE. Banking services provided by Coastal Community Bank, member FDIC. The MOVO® Debit Mastercard® is issued by Coastal Community Bank, member FDIC, pursuant to license by Mastercard International.

OUR LEADERSHIP

Our Founder & CEO: Eric Solis

- **Vision** to file and be granted key patents and to architect compelling consumer/business opportunities
- **Leadership** through collaboration, innovation and team building
- **Execution** driven and focused–back-of-a-napkin to launch
- **Diversity** Native American that sees inclusion as a key
- **Experienced** at growing investor-backed financial services and Fintech companies
    - Selected as top 65 Innovators in America - Fortune Magazine
    - MOVO Selected as top 5 charge card by WealthyLivingToday.com (2nd only to American Express)
    - Pioneered micro-investing, back in 1999 with a patent filing and starting SaveDaily.com


Eric Solis
Founder | CEO

Our Team:

- Deep Fintech and banking/payment industry experience
- Collective Mind thought leaders that challenges the status quo
- Diverse leadership is 50% women and 50% minority, inclusive
- World Class executives, employees & partners from top tier organizations
    - Merrill Lynch/Wells Fargo Financial/Greendot/T-Mobile/Bank of America/Starbucks/Hewlett Packard/Fiserv/Mastercard/Visa/i2c/Coastal Community/MCB/Facebook/Perfect Plastics/Savedaily/ARK252/LP

WHY INVEST

MOVO is ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments.

MOVO launched new technologies and features (see list above) after a successful launch as a prepaid digital app in 2018. We are ready for the next level.

And we believe MOVO couldn't be entering the scene at a better time. The Fintech market is exploding with opportunity, and we believe we are well-positioned to compete at the top.

We've built MOVO and the investment opportunity to be inclusive - empowering both the individual customer and the investor. We hope you'll join us!

Let's MOVO.

In the Press

Wealthy Living Today · money under 30 · credit karma · nerdwallet · The Simple Dollar · BAI
vmblog.com · Finextra · ABA Risk and Compliance · Journal of Cyber Policy · BankBeat · SOMAGOM
Forbes · Forbes · the cyberwire · Digital Anarchist · CISION PR Newswire · CISION PR Newswire
[LEAP DROID] · businesswire · Bankless Times · CardRates.com · AUTHORITY MAGAZINE · CNN Money
Forbes

SHOW MORE

Meet Our Team



Eric Solis

Chairman & CEO, Founder

Eric Solis is a full-stack entrepreneur with more than 20 years of experience leading innovative fintech companies and pioneering the advancement of digital banking and digital finance, including payments, micro-investing, securities, money transfer systems, transfer agents and record-keeping. He is a well-known fintech industry leader who has spearheaded the development of many financial technology solutions and holds numerous industry patents. Eric is MOVO's visionary leader, chief innovator, consummate idea man with the outstanding communication and execution skills.

Eric began his career in wealth management, where he achieved Chairman's Council Producer status at Merrill, Prudential & LPL. He then began developing fintech technology at its infancy by founding and acting as CEO for SaveDaily.com, where he pioneered and coined the term micro-investing in 1999. He later used this micro-investing technology for his second start-up, ARK252 Systems, which was designed to help wealth accumulation to the underbanked. Eric is an alumnus of Stanford University, Graduate School of Business, with educational credits in blockchain, artificial intelligence and business from MIT, Oxford, and Stanford GSB, holds FINRA series 7, 24, 65 and 63 licenses, and earned a CFP designation from the College for Financial Planning.



Bob Houghton

Head of Information Technology

25+ years of experience directing the design, implementation and operation of mission-critical information technology strategies and systems for global enterprises. Specialties: An engaged, hands-on executive with a deep foundation in technology and software development, as well as corporate IT restructuring (both Startup and M&A). Catalyst; Instigates innovation through transformational changes to business architecture, strategy operation, and technology. Volt Information Sciences, NetApp, Inc, Smith Micro, RealtyTrac, Western Digital. Also an investor in MOVO.



Charles Young

Head of Reg Tech and Compliance

Charles has been active in the FinTech industry for over 5 years and is currently the Head of Compliance at MOVO. He has also performed duties in Program Management and RegTech. Prior to joining MOVO, Charles had worked in the high tech industry for over 30 years managing customer support compliance, systems engineering, and AI software development organizations.



Jason Miles

Head of Digital Banking Strategies

Jason Miles has over 25 years of management experience in the financial services, technology, and outsourcing industry. He has experience with both start-up and large public corporations where he has demonstrated consistent success in turn-around assignments, consolidations, revenue growth/expense management, and building best-in-class operations and technology solutions. Jason is an investor in and a long-term consultant to MOVO on digital banking and payment strategies.



Raza Asfi

Head of Payment Technology

Raza is Head of MOVO's Information Services. He has over 9 years of experience working in financial services, payments processing, program management, and strategic advisory services. He has served in diverse roles from Software Engineer to Head of Program Management at the issuer processor to VP of Technology for a startup technology company. Raza's core focus is achieving operational efficiency and spearheading innovative solutions on the Fintech landscape. Raza holds a BS in Electrical (Telecommunications) Engineering degree from COMSATS Institute of Information Technology, Lahore. Raza is a consultant to MOVO.



Steve Pfrenzinger

Head of Corporate Development

Forbes Author, Hall of Fame Angel Investor at Tech Coast Angels (400+ members), in Southern California. Serial Entrepreneur having built and sold two 8-figure revenue tech services companies and been an advisor to many early-stage companies. Speaker, Podcaster, and Exec Coach (Disney, Sony, Tesla, Broadcom, PwC, ...). Also an investor in MOVO.



Lorena Sandoval Denny

Head of Marketing

Executive leader with 20+ year career charged with leading MOVO's marketing strategy and execution. Deeply familiar with delivering complex and strategic consumer centric marketing initiatives across fintech, wireless, banking, retail and ecommerce industries. Broad expertise in multicultural, international and general mass markets leading cross-functional teams to deliver breakthrough digital and offline promotional plans, channel marketing support and consumer messaging.



Earl Morley

Board Director

Earl Morley is an investor and entrepreneur with over 25 years of startup experience with expertise in strategy, scalable business execution and growth planning. He has successfully launched several large-scale enterprises, creating over $100 million in enterprise value. Earl is an alumnus of USC, a Top Rated Jet Pilot and an active philanthropist.



Diane Link-Morley

Board Director

Diane Link-Morley, holds a Business Degree from the University of Minnesota Duluth. She served as a Senior Accountant for the Duluth Housing Authority for 12 years and as a Board Member of the Miller/Dwan Foundation including Amber Wing, which is a schooling facility for abused and battered youths.



Grant Van Cleve

Board Director

Managing Partner at Hanger 75, Chairman, Chairman Emeritus, Board of Governors at Tech Coast Angels in Southern California. Activities: Angel investing, leadership development, CEO, Board of Directors, Chairman, entrepreneurship, early-stage investing, venture capital, VC, private equity, seed investing, entrepreneur, business incubation, incubator, accelerator, venture studio, venture factory, advisory board, venture philanthropy, patient capital. Balkans, Albania, Sweden, EFK, Macedonia, Montenegro, Greece, MENA, Southern California, Orange County, Newport Beach, Penn, Wharton.

Offering Summary

Company	MovoCash, Inc.
Corporate Address	530 Lytton Ave. 2nd Floor, Palo Alto, CA 94301
Offering Minimum	$9,997.99
Offering Maximum	$1,069,993.33
Minimum Investment Amount (per investor)	$250.08

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,919
Maximum Number of Shares Offered	205,373
Price per Share	$5.21
Pre-Money Valuation	$150,127,707.79

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time Based

• Friends and Family – First 3 days (72 hours) | 10% bonus shares

• Super Early Bird – Days 4 and 5 | 8% bonus shares

• Early Bird Bonus – Days 6 and 7 | 6% bonus shares

Amount Based

• Tier 1 perk $1,000+ : (4% bonus shares and zero MOVO user fees for all of 2021)

• Tier 2 perk $5,000+ : (6% bonus shares and zero MOVO user fees for all of 2021)

• Tier 3 perk $10,000+ : (8% bonus shares and zero MOVO user fees for all of 2021)

• Tier 4 perk $25,000+ : (10% bonus shares and zero MOVO user fees for all of 2021)

• Tier 5 perk $50,000+ : (12% bonus shares and zero MOVO user fees for all of 2021)

The 10% StartEngine Owners' Bonus

MovoCash, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $5.21 per share, you will receive and own 110 shares for $521. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is ends.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow MOVO® to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA

Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I will never forget a time in my young life when my mom, a single parent, wanted to take her own life over financial difficulties. This transformative moment triggered a deep passion to find a way to help my family and others break out of a financial system that was good for the rich, but not necessarily for the average American.

MOVO ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments is the outgrowth of that passion, and I am happy to report that my mom is doing great and she is MOVO's biggest fan.

So what exactly is the problem?

The current banking industry is not inclusive and the systems haven't changed much in decades, and now we're living in a digital cash world which is compounding the problem.

Do you even know who has your card numbers? I'll bet you don't. This is CRAZY in a world full of fraudsters just waiting to grab your hard earned cash.

To solve this problem, I came up with a radical innovation called "Movo cash", a fully patented Financial Services Ecosystem which provides ON-DEMAND Mobile Banking with End-to-End CONTACTLESS Payments.

MOVO tokenizes payment card numbers that can be created on the fly right from your mobile device. This ultra-secure digital payment token behaves like cash and is redeemable at over 45 million merchants and over 1 million ATM machines worldwide.

These tokens can be used to create what we call CASH Cards. Have you ever lost your credit or debit card or had a merchant breached where your card number was compromised? Of course, we all have! CASH Cards solve this problem. Each CASH Card is created with a specific number for a specific purpose including toward savings for a major trip or purchase. You control who gets your money and for how much.

MOVO CASH Cards can be sent to family, friends and even those that have never heard of MOVO. All you need is a mobile number or email address, and the best part is that the funds settle instantly. MOVO moves money faster than a wire, and the funds are FDIC insured.

MOVO is compatible with all major NFC wallets like Apple Pay, Google Pay and Samsung Pay and integrates with Zelle and Fast Funds, and consumers can cash in and out to Venmo, PayPal, Square Cash and more.

MOVO's digital cash network includes access to 37,000 no surcharge ATMs, 25,000 banks via ACH and over 100,000 cash loading stations at major retailers nationwide, as well as E-Check capabilities.

MOVO doesn't stop there. We also run Blockchain technology. Our patent pending MOVO Chain Solution allows senders to convert their crypto currencies into US dollars and send it to anyone using only a mobile number or email address for deposit it into any MOVO Account.

Leveraging our HyberBIN technology, we are also in Beta with MOdallion, which is a Blockchain processing technology that can be used for domestic and international remittances.

All of these features culminate into a dynamic business model for MOVO. Revenue grew year over year from $1.6M in 2019 to $5.5 million in 2020. We enjoy a 72% gross margin and we believe that our Company’s business model is tested, predictable, recurring and scalable.

MOVO has been granted patents in the US and Canada and is late stage pending in China, Hong Kong, India & Europe. These jurisdictions represent nearly 46% of the world population.

MOVO is active in the multi-billion dollar Fintech space with a first of its kind ON-DEMAND Mobile banking app that delivers powerful digital banking features.

With the funds we plan to raise through this campaign, we will supercharge our global expansion and marketing efforts and continue to innovate our technology.

MOVO has gone to market. We believe we have identified market and product positioning, our team and partnerships are in place and our tech stack is complete.

Help us in our mission to provide access to quality banking services to the masses. Thank you and Let’s MOVO!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:44 PM 03/26/2019
FILED 07:44 PM 03/26/2019
SR 20192294975 - File Number 5555789

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

MOVOCASH, INC.

MovoCash, Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), certifies that:

1. The name of the Corporation is MovoCash, Inc. The Corporation was originally incorporated under the name "SnapCash, Inc." The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 20, 2014. The Corporation amended and restated its Certificate of Incorporation on July 20, 2016.

2. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, MovoCash, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on March 26, 2019.

DocuSigned by:

____

Eric Solis
Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is MovoCash, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent, 19901. The name of the registered agent at such address is Incorporating Services, Ltd.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 44,800,000 consisting of 30,000,000 shares of Common Stock, $0.0001 par value per share, and 14,800,000 shares of Preferred Stock, $0.0001 par value per share. The Preferred Stock shall be divided into two series to be designated "***Series Seed Preferred Stock***," which shall consist of 4,800,000 shares, and "***Series A Preferred Stock***," which shall consist of 10,000,000 shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. **Definitions.** For purposes of this ARTICLE V, the following definitions shall apply:

(a) "***Conversion Price***" shall mean (i) $0.4363 per share for the Series Seed Preferred Stock, and (ii) $0.7685 per share for the Series A Preferred Stock, each subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(b) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "***Corporation***" shall mean MovoCash, Inc.

(d) "***Distribution***" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, provided that such settlement has been approved in writing by at least two (2) of the Preferred Directors, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the CommonStock and Preferred Stock of the Corporation voting as a separate class.

(e) "***Dividend Rate***" shall mean (i) an annual rate of $0.0262 per share for the Series Seed Preferred Stock, and (ii) an annual rate of $0.0262 per share for the Series A Preferred Stock, each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(f) "***Liquidation Preference***" shall mean (i) $0.4363 per share for the Series Seed Preferred Stock, and (ii) $0.7685 per share for the Series A Preferred Stock, each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(g) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) "***Original Issue Price***" shall mean (i) $0.4363 per share for the Series Seed Preferred Stock, and (ii) $0.7685 per share for the Series A Preferred Stock, each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(i) "***Preferred Directors***" shall mean the Series A Preferred Directors and the Series Seed Preferred Director.

(j) "***Preferred Stock***" shall mean the Series Seed Preferred Stock and the Series A Preferred Stock.

(k) "***Recapitalization***" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(l) "***Series A Preferred Director***" shall mean a member of the Board of Directors elected by the holders of Series A Preferred Stock, voting as a separate and combined class on an as converted to Common Stock basis.

(m) "***Series Seed Preferred Director***" shall mean a member of the Board of Directors elected by the holders of Series Seed Preferred Stock, voting as a separate and combined class on an as converted to Common Stock basis.

2. **Dividends.**

(a) ***Preferred Stock.*** In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a *pro rata, pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock.

(b) ***Additional Dividends.*** After the payment or setting aside for payment of the dividends described in Section 2(a), any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4).

(c) ***Non-Cash Distributions.*** Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) ***Waiver of Dividends.*** Any dividend preference of any series of Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3. **Liquidation Rights.**

(a) ***Liquidation Preference.***

(i) Series A Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of Series Seed Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for each share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on each share of Series A Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock, voting as a separate and combined class on an as converted to Common Stock basis. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a)(i), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(i).

(ii) Series Seed Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the prior payment in full of the Liquidation Preference of the Series A Preferred Stock under clause (i) of ARTICLE V.3.(a), above, and the rights of any other series of Preferred Stock that may hereafter come into existence in accordance with the terms hereof, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series Seed Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for each share of Series Seed Preferred Stock and (ii) all declared but unpaid dividends (if any) on each share of Series Seed Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series Seed Preferred Stock, voting as a separate and combined class on an as converted to Common Stock basis. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a)(ii), then the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of Series Seed Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(ii).

(b) ***Remaining Assets.*** After the payment to the holders of Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock and Common Stock in proportion to the number of shares of Common Stock held by them, with the shares of Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable Conversion Rate.

(c) ***Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.*** Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) ***Reorganization.*** For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Preferred Stock, voting as a separate and combined class on an converted to Common Stock basis. Unless waived pursuant to the preceding sentence, each transaction or series of related transactions pursuant to clause (i), (ii) or (iii) of the preceding sentence are referred to herein as a "***Deemed Liquidation Event.***"

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series of Preferred Stock by the Conversion Price for such series of Preferred Stock. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of the Corporation's Common Stock, *provided* that the offering price per share is not less than $2.18 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $20,000,000 (a "***Qualified IPO***"), or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a 60% of the Preferred Stock then outstanding (voting as a single class and on an as converted to Common Stock basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "***Automatic Conversion Event***").

(c) ***Mechanics of Conversion.*** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) ***Adjustments to Conversion Price for Diluting Issues.***

(i) ***Special Definition.*** For purposes of this paragraph 4(d), "***Additional Shares of Common***" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Second Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock upon the conversion of the Preferred Stock;

(2) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements not to exceed 2,000,000 (as adjusted for Recapitalizations), or such greater number as may be approved by the Board of Directors, shares of or options, warrants or other rights to purchase Common Stock net of any stock repurchases or expired or terminated options pursuant to the terms of any option plan, restricted stock purchase agreement or similar arrangement;

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Second Amended and Restated Certificate of Incorporation;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a Qualified IPO;

(6) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by the Board of Directors, including the affirmative vote or consent of at least two (2) of the Preferred Directors;

(7) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors, including the affirmative vote or consent of at least two (2) of the Preferred Directors;

(8) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors, including the affirmative vote or consent of at least two (2) of the Preferred Directors;

(9) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the affirmative vote or consent of at least two (2) of the Preferred Directors;

(10) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the affirmative vote or consent of at least two (2) of the Preferred Directors; and

(11) shares of Common Stock which are otherwise specifically excluded by the approval (by vote or written consent as provided by law) of the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock (voting together as a single class on an as converted to Common Stock basis).

(ii) ***No Adjustment of Conversion Price.*** No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) ***Deemed Issue of Additional Shares of Common.*** In the event the Corporation at any time or from time to time after the date of the filing of this Second Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common

Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business

on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv) ***Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.*** In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) ***Determination of Consideration.*** For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) ***Cash and Property.*** Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) ***Options and Convertible Securities.*** The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible

Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices of each series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 3 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) ***Certificate as to Adjustments.*** Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price of such series of Preferred Stock at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j) ***Notices of Record Date.*** In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a separate and combined class on an as converted to Common Stock basis.

(k) ***Reservation of Stock Issuable Upon Conversion.*** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. **Voting.**

(a) ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) ***No Series Voting.*** Other than as provided herein or required by law, there shall be no series voting.

(c) ***Preferred Stock.*** Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) ***Election of Directors.*** So long as at least 350,000 shares (as adjusted for Recapitalizations) of Series A Preferred Stock remain outstanding, the holders of Series A Preferred Stock, voting as a separate class, shall be entitled to elect two members of the Corporation's Board of Directors (the "***Series A Preferred Directors***") at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. So long as at least 350,000 shares (as adjusted for Recapitalizations) of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Corporation's Board of Directors (the "***Series Seed Preferred Director***") at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one member of the Corporation's Board of Directors (the "***Common Director***") at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. The holders of Preferred Stock and the holders of Common Stock, voting together as a combined class, shall be entitled to elect one member of the Corporation's Board of Directors (the "***Additional Director***") at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. If a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.

(e) ***Adjustment in Authorized Common Stock.*** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the capital stock of the Corporation, voting as a single and combined class on an as converted to Common Stock basis.

(f) ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. **Notices.** Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

7. **Amendments and Changes.** As long as 350,000 shares of the Preferred Stock shall be issued and outstanding, the Corporation shall not, either directly or by amendment, merger, consolidation or otherwise, without first obtaining the approval (by affirmative vote or written consent as provided by law) of at least two (2) of the Preferred Directors:

(a) amend, alter or repeal any of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Preferred Stock;

(b) increase or decrease the authorized number of directors constituting the Board of Directors

(c) create, authorize or issue, or obligate itself to issue (by reclassification or otherwise), any equity security (including, without limitation, any other security convertible into or exercisable for any equity security) that is senior to or on parity with, or having a preference over any shares of Preferred Stock as to the payments of dividends, distributions upon liquidation, dissolution or winding up or the date upon which such security is to be redeemed;

(d) reclassify, alter or amend any existing security of the Corporation if such reclassification, alteration or amendment would render such other security senior to or on parity with the Preferred Stock;

(e) amend, alter, repeal or waive any provision of this Second Amended and Restated Certificate of Incorporation or the Corporation's Bylaws so as to adversely affect the rights, preferences or privileges of shares of the Preferred Stock;

(f) materially alter or change the nature of the business of the Corporation;

(g) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then current fair market value thereof;

(h) effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(i) issue Options to directors or officers of the Corporation;

(j) sell, license or otherwise transfer to any person or legal entity (a) any of its intellectual property out of the ordinary course of business or (b) any other material assets outside of the ordinary course of business; or

(k) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,00 in any fiscal year.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws ofthe Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Section 1, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section 1, shall eliminate or reduce the effect of this Section 1, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

To the extent permitted by law, the Corporation renounces any expectancy that a Covered Person offer the Corporation an opportunity to participate in a Specified Opportunity and waives any claim that the Specified Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to the Corporation; *provided, however*, that the Covered Person acts in good faith. A "***Covered Person***" is any member of the Board of Directors of the Corporation (who is not an employee of the Corporation or any of its subsidiaries) who is a partner, member or employee of a Fund. A "***Specified Opportunity***" is any transaction or other matter that is presented to the Covered Person in his or her capacity as a partner, member or employee of a Fund (and other than in connection with his or her service as a member of the Board of Directors of the Corporation) that may be an opportunity of interest for both the Corporation and the Fund. A "***Fund***" is an entity that is a holder of Preferred Stock and that is primarily in the business of investing in other entities, or an entity that manages such an entity.